1027664
0-28998

3-1-02



SECURI[illegible] 02026566 [illegible] **COMMISSION**
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL PROCESSING
RECEIVED
MAR 27 2002
386
WASH. D.C. SECTION

Second Report
for the month of March 2002

ELBIT SYSTEMS LTD.
(Translation of Registrant's Name Into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

(Pg 1 of 66)
Exhibit index on pg. 4)

791084_1

Attached hereto as Exhibit 1 and incorporated by reference herein are the consolidated financial statements of the registrant as of December 31, 2001 and for the fiscal year then ended, including Management Discussion and Analysis.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD.
(Registrant)

By: A. Tal
Arie Tal
Corporate Secretary

Dated: March 25, 2002

783548_1

EXHIBIT INDEX

EXHIBIT 1

ELBIT SYSTEMS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
as of December 31, 2001
(In thousands of U.S. dollars)

ELBIT SYSTEMS LTD.

CONTENTS

# # # # # # #

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Elbit Systems Ltd.

We have audited the accompanying consolidated balance sheets of Elbit Systems Ltd. (the "Company") as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States and in Israel, including those prescribed by the Auditor's (Mode of Performance) Regulations (Israel), 1973. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2001 and 2000, and the consolidated results of its operations, changes in shareholders' equity and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Luboshitz Kasierer
Arthur Andersen

Haifa, Israel
March 24, 2002

15212010-4.doc

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Note	December 31 2001	December 31 2000
CURRENT ASSETS			
Cash and cash equivalents		44,064	51,716
Deposits with banks and others	(3)	2,940	2,883
Accounts receivable - trade, net	(4)	241,827	206,383
Other receivables and prepaid expenses	(5)	38,227	37,493
Inventories, net of advances	(6)	185,090	131,024
Total current assets		512,148	429,499
INVESTMENTS AND LONG-TERM RECEIVABLES			
Affiliated companies and other investments	(7)	31,492	35,501
Long-term receivables	(4)	64,804	83,936
Deposits	(8)	3,433	3,623
Severance pay fund	(16)	3,796	3,963
		103,525	127,023
PROPERTY, PLANT AND EQUIPMENT	(9)		
Cost		301,664	262,081
Less - accumulated depreciation		116,890	96,200
		184,774	165,881
OTHER ASSETS, NET	(10)	105,283	104,538
		905,730	826,941

The accompanying notes are an integral part of the financial statements.

ELBIT SYSTEMS LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	Note	December 31 2001	December 31 2000
CURRENT LIABILITIES			
Loans and short-term credit	(11)	46,894	51,315
Accounts payable - trade		111,182	94,142
Sundry accruals	(12)	136,803	115,425
Advances from customers, net of inventories	(13)	93,342	94,518
Total current liabilities		388,221	355,400
LONG-TERM LIABILITIES			
Long-term loans	(14)	69,202	57,713
Accounts payable - trade		-	1,623
Advances from customers, net	(13)	29,840	33,789
Deferred taxes	(17)	21,989	19,431
Employee termination obligations	(16)	12,499	13,299
		133,530	125,855
CONTINGENT LIABILITIES AND COMMITMENTS	(15,18)		
MINORITY INTEREST		5,994	4,958
SHAREHOLDERS' EQUITY			
Share capital	(20)		
Ordinary shares of NIS 1 par value; authorized - 80,000,000 shares; issued and outstanding 38,739,093 shares; (2000 – 38,153,233 shares)		11,054	10,916
Additional paid-in capital		244,625	235,462
Retained earnings		126,627	97,963
		382,306	344,341
Less - treasury stock		4,321	3,613
		377,985	340,728
		905,730	826,941

The accompanying notes are an integral part of the financial statements.

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands of U.S. dollars, except for per share amounts)

	Note	For the year ended December 31		
		2001	2000	1999
Revenues	(21)	764,501	591,084	436,030
Cost of revenues	(22)	553,957	432,786	319,783
Restructuring expenses - inventories write- off		-	10,300	-
Gross profit		210,544	147,998	116,247
Research and development expenses, net	(23)	60,103	44,274	32,655
Marketing and selling expenses	(24)	54,923	38,449	28,575
General and administrative expenses	(25)	43,524	26,251	15,482
Purchased in-process research and development	(1)	-	40,000	-
Restructuring expenses	(1)	-	11,800	-
		158,550	160,774	76,712
Operating income (loss)		51,994	(12,776)	39,535
Financing income (expenses), net	(26)	(2,618)	115	1,645
Other income (expenses), net	(27)	774	3	(164)
Income before income taxes		50,150	(12,658)	41,016
Provision for income taxes	(17)	11,003	6,227	9,743
		39,147	(18,885)	31,273
Equity in net losses of affiliated companies and partnerships		(598)	(1,429)	(723)
Minority interest		2,247	(217)	283
Net income (loss)		40,796	(20,531)	30,833
Earnings (loss) per share	(20)			
Basic earnings (loss) per share		1.07	(0.65)	1.23
Number of shares used in computation (in thousands)		37,975	31,572	25,128
Diluted earnings (loss) per share		1.04	(0.65)	1.16
Number of shares used in computation (in thousands)		39,359	31,572	26,488

The accompanying notes are an integral part of the financial statements.

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(In thousands of U.S. dollars, except number of shares)

	Number of shares	Share capital	Additional paid-in capital	Retained earnings	Gross total	Treasury stock	Total net
Balance as of January 1, 1999	24,696,970	7,624	49,336	104,846	161,806	(1,879)	159,927
Net income	-	-	-	30,833	30,833	-	
Repayment of employees loans	-	-	-	-	-	1,879	
Warrants exercised and debentures converted	1,067,261	259	3,233	-	3,492	-	
Company's shares acquired by a subsidiary	-	-	-	-	-	(3,613)	
Amortization of deferred stock compensation	-	-	128	-	128	-	
Dividend	-		-	(7,755)	(7,755)	-	
Balance as of December 31, 1999	25,764,231	7,883	52,697	127,924	188,504	(3,613)	184,891
Net loss	-	-	-	(20,531)	(20,531)	-	
Issuance of shares	12,100,000	2,963	177,037	-	180,000	-	
Warrants exercised and debentures converted	289,002	70	810	-	880	-	
Tax benefit in respect of options exercised	-	-	889	-	889	-	
Capital reserve in respect of issuance of shares by development stage investees	-	-	3,874	-	3,874	-	
Amortization of deferred stock compensation	-	-	155	-	155	-	
Dividend	-	-	-	(9,430)	(9,430)	-	
Balance as of December 31, 2000	38,153,233	10,916	235,462	97,963	344,341	(3,613)	340,728
Net income	-	-	-	40,796	40,796		
Options exercised	585,860	138	3,162	-	3,300	-	
Tax benefit in respect of options exercised	-	-	1,363	-	1,363	-	
Adjustment in capital reserve	-	-	(3,874)	-	(3,874)	-	
Amortization of deferred stock compensation	-	-	8,512	-	8,512	-	
Treasury stock	-	-	-	-	-	(708)	
Dividend	-	-	-	(12,132)	(12,132)	-	
Balance as of December 31, 2001	38,739,093	11,054	244,625	126,627	382,306	(4,321)	377,985

The accompanying notes are an integral part of the financial statements.

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of U.S. dollars)

	For the year ended December 31		
	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income (loss)	40,796	(20,531)	30,833
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation amortization and non cash compensation	41,377	20,818	16,835
Purchased in-process research and development	-	40,000	-
Deferred taxes	(2,694)	(6,482)	(5,598)
Severance pay fund	167	(1,196)	848
Provision for severance pay	(800)	9,266	526
Gain on sale of fixed assets and investments	(327)	(575)	(90)
Minority interests and other adjustments	2,762	1,185	(185)
Equity in net losses of affiliated companies	103	1,429	723
Changes in operating assets and liabilities:			
Receivables and prepaid expenses	(10,007)	(18,975)	(65,465)
Inventories	(72,165)	(25,228)	14,113
Accounts payable and accrued expenses	38,013	(3,520)	42,481
Advances received from customers	6,489	(10,632)	22,884
	2,918	6,090	27,072
Net cash provided by (used in) operating activities	43,714	(14,441)	57,905
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchase of fixed and other assets	(45,296)	(40,374)	(38,763)
Investment grants received	1,334	1,533	1,704
Subsidiaries acquired (Schedule A)	(3,344)	14,133	(23,986)
Investments in affiliated companies and partnerships	(801)	(13,126)	(680)
Proceeds from sale of fixed assets and investments	3,010	1,279	270
Long-term deposits repaid	-	21,227	-
Long-term loans granted to employees	(1,872)	(2,042)	(1,808)
Long-term loans repaid by employees	2,376	2,192	1,962
Short-term loans, net	(111)	(638)	(1,445)
Net cash used in investing activities	(44,704)	(15,816)	(62,746)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of convertible debentures	-	(283)	(579)
Proceeds from exercise of warrants and options	3,300	787	1,362
Repayment of loans to employees for purchase of shares	-	-	1,879
Repayment of long-term credit for purchase of a building	(3,000)	(10,000)	-
Company's shares acquired by the Company and a subsidiary	(708)	-	(3,613)
Long-term loans repaid	(13,049)	(1,852)	(6,178)
Long-term loans received	25,444	33,933	-
Dividends paid	(12,132)	(9,430)	(8,989)
Changes in short-term credit, net	(6,517)	32,321	7,387
Net cash provided by (used in) financing activities	(6,662)	45,476	(8,731)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(7,652)	15,219	(13,572)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	51,716	36,497	50,069
CASH AND CASH EQUIVALENTS AT END OF YEAR	44,064	51,716	36,497
Cash paid for income taxes	5,079	7,965	8,457
Cash paid for interest	3,560	3,352	2,017

The accompanying notes are an integral part of the financial statements.

ELBIT SYSTEMS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Cont.)

(In thousands of U.S. dollars)

	For the year ended December 31		
	2001	2000	1999
NON CASH TRANSACTIONS			
Building purchased on credit	-	-	13,000
Debentures converted into shares	-	93	2,130
Dividend declared	3,066	3,030	2,294
SCHEDULE A:			
Subsidiaries acquired			
Assets and liabilities at date of acquisition:			
Working capital (except cash)	(888)	39,805	5,887
Fixed assets	1,886	80,493	15,224
Other assets	3,800	84,139	9,564
In-process research and development	-	40,000	-
Long-term liabilities	(1,454)	(76,224)	(6,689)
Investment in subsidiary prior to consolidation	-	(2,346)	-
Issuance of shares	-	(180,000)	-
	3,344	(14,133)	23,986

The accompanying notes are an integral part of the financial statements.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of U.S. dollars)

Note 1 - GENERAL

A. Elbit Systems Ltd. (the "Company") is an Israeli corporation, 32% owned by the Federmann Group and 21% owned by Elron Electronic Industries Ltd. ("Elron") The Company's shares are traded on the Tel Aviv Stock Exchange and on the NASDAQ National Market in the United States. The Company and its principal wholly-owned subsidiaries, EFW Inc. ("EFW") and Elop Electro-Optics Industries Ltd. ("El-Op"), are engaged mainly in the field of defense electronics.

B. The financial statements are prepared in U.S. dollars because the currency of the primary economic environment in which the operations of the Company and subsidiaries are conducted is the U.S. dollar. Thus, the functional currency is the U.S. dollar. Transactions and balances originally denominated in U.S. dollars are presented at their original amounts. Transactions and balances in other currencies are remeasured into U.S. dollars in accordance with the principles set forth in Statement No. 52 of the Financial Accounting Standards Board of the United States. Exchange gains and losses from the aforementioned remeasurement are reflected in the statement of income.

C. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

D. A substantial majority of the Company's revenues were derived in recent years from direct or indirect sales to governments or to government agencies. As a result, a substantial portion of the Company's sales is subject to the special risks associated with sales to governments or to government agencies.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 1 - GENERAL (Cont.)

E. On July 5, 2000, the Company completed its merger with El-Op and issued 12,100,000 ordinary shares to El-Op shareholders, reflecting a market value of $180,000. The number of shares is subject to future price adjustments upon the occurrence of certain substantial events, as described in the merger agreement. The merger was accounted for as a purchase.

The excess of cost over the fair value of the identified net tangible assets ("excess of cost"), in the amount of $109,000 was allocated, based primarily on an independent appraisal, as follows: $40,000 was allocated to in-process research and development ("R&D") which was charged to operations upon completion of the merger; $58,000 (less $14,000 of deferred taxes) was allocated to know-how, trademarks and assembled work-force; and the balance, amounting to $25,000 was allocated to goodwill. Excess of cost amounting to $83,000 is included in other assets in the consolidated balance sheet and is being amortized over an average period of 17 - 20 years. The Company began consolidating El-Op from the third quarter of 2000. Regarding pro forma information - see Note 30. Due to allocation of intangibles acquired to group companies that are subject to different tax rates, and tax liabilities attributed to some foreign subsidiaries at the date of purchase, the Company recorded additional goodwill and deferred tax liability in the amount of approximately $4,200.

At the merger date, El-Op was conducting design, development, engineering and testing activities associated with the completion of numerous projects aimed at developing next-generation technologies that were expected to address emerging market demands in defense and commercial markets. The value assigned to these assets was determined by identifying significant research projects for which technological feasibility had not been established, including development, engineering and testing activities associated with the following areas: thermal imaging (night vision); lasers; avionics; battle field management; fire control systems; remote sensing; airborne/space photography; enhanced landing systems; and other classified projects for the U.S. and Israeli governments.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 1 - GENERAL (Cont.)

E. (Cont.)

The nature of the efforts to develop the acquired in-process technology into commercially viable products principally relates to the completion of all planning, designing, prototyping, high-volume verification and testing activities that are necessary to establish that the proposed technologies meet their design specifications including functional, technical and economic performance requirements.

In making its purchase price allocation, management considered present value calculations of income, an analysis of project accomplishments and remaining outstanding items, an assessment of overall contributions as well as project risks. The value assigned to purchased in-process technology was determined by estimating the costs to develop the acquired technology into commercially viable products, estimating the resulting net cash flows from the projects, and discounting the net cash flows to their present value. The revenue projection used to value the in-process R&D was based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors. The resulting net cash flows from such projects are based on management's estimates of cost of sales, operating expenses and income taxes from such projects.

Aggregate revenues for the developmental El-Op products were estimated to grow at a compounded annual growth rate of approximately 30 percent for the five years following introduction, assuming the successful completion and market acceptance of the major R&D programs. The estimated revenues for the in-process projects were expected to peak within five to six years of acquisition and then decline as other new products and technologies are expected to enter the market.

The estimated costs of goods sold and operating expenses as a percentage of revenues are expected to be lower than El-Op on a stand-alone basis primarily due to production efficiencies expected to be achieved through economies of scale of the combined operations. As a result of these savings, the combined company has the possibility of achieving slightly higher margins in future periods.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 1 - GENERAL (Cont.)

E. (Cont).

The rates utilized to discount the net cash flows to their present value were based on estimated cost of capital calculations. Due to the nature of the forecast and the risks associated with the projected growth and profitability of the developmental projects, a discount rate of 18 to 20 percent was considered appropriate for the in-process R&D. These rates are higher than Elbit Systems overall weighted average cost of capital due to the inherent uncertainties surrounding the successful development of the purchased in-process technology, the useful life of such technology, and the uncertainty of technological advances that are unknown at this time.

If none of the acquired R&D projects is successfully developed, the sales and profitability of the combined company may be adversely affected in future periods. The failure of any particular individual project in-process would not likely impact Elbit Systems financial condition, results of operations or the attractiveness of the overall El-Op investment. Financial results will be subject to uncertain market events and risks, which are beyond Elbit Systems' control, such as trends in technology, government spending, market size and growth and product introduction or other actions by competitors.

F. In the third quarter of 2000, the Company commenced a program of restructuring its business, improving efficiency and reducing expenses. The program consists of the consolidation of redundant activities, reduction of workforce, elimination of excessive inventories and equipment and other related actions.

Pursuant to the program, the Company wrote-off inventories in the amount of $10,300 and equipment in the amount of $5,100. The equipment will not be used in the future by the Company as this equipment is less efficient than other equipment held by the Company.

Through December 31, 2001, the Company paid $3,500 as part of its restructuring plan. The amount includes payments made to consultants, travel and other out-of-pocket expenses.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 1 - GENERAL (Cont.)

F. (Cont).

In addition the Company accrued and paid $3,200 for employee severance benefits. The Company's plan includes termination of the employment of a total of 61 manufacturing, marketing and corporate employees both in Israel and the U.S.

The Company is continuing its efforts to increase efficiency and to enhance its operating structure. Additional expenses arising from future decisions will be recorded when the decisions are made.

G. In July 2001, the Company completed the acquisition of a 62.5% interest in Aeroeletronica - Industrial de Componentes Avionicos S.A. (AEL), a Brazilian company located in Porto Alegre, for approximately $3,450. AEL will serve as a center for the production and logistics support of defense electronics for programs in Brazil. The excess of cost over the fair value of identified net tangible assets in the amount of approximately $3,800 was allocated to goodwill and other intangible assets. Subsequent to the balance sheet date the Company signed an agreement to acquire the remaining 37.5% interest in the Company for an additional $900. The acquisition amount include $1,500 held in escrow, pending final resolution of certain liabilities and contingencies of AEL to be resolved over a period of five years following the acquisition.

H. In November 2001, the Company signed an agreement with Elron, Elron Telesoft Inc. and its subsidiaries ("Elron Telesoft") to purchase the assets and the activities of the Defense Systems Division of Elron Telesoft ("the Government Division") in consideration for $5,700. The Government Division is engaged mainly in the development of communication systems, information technology and image intelligence processing for defense and military applications. The acquisition was finalized in January 2002. The excess of cost over the fair value of identified net tangible assets in the amount of approximately $5,200 was allocated to goodwill and other intangible assets. The intangible assets will be amortized over an average period of 5 years.

Subsequent to balance sheet date, and following the completion of the acquisition, a suit was filed in the Antitrust Court in Israel against the Company and the Israel Antitrust Authority (the "Antitrust Authority") by one of the Company's Israeli competitors, challenging the approval granted by the Antitrust Authority to the acquisition. Following consultation with outside counsel, the Company believes that the suit is without merit and will not negatively affect the acquisition.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("US GAAP"). As applicable to the financial statements of the Company, such principles are substantially identical to accounting principles generally accepted in Israel, except as described in Note 31. The significant accounting policies followed in the preparation of the financial statements, applied on a consistent basis, are:

A. PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and all entities in which the Company has a majority ownership.

The significant consolidated entities include the following wholly-owned subsidiaries - El-Op, EFW and other Israeli and foreign subsidiaries.

Material intercompany balances and transactions have been eliminated in the consolidation.

B. INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined mainly on the basis of the weighted-average cost of materials, labor and overhead.

C. INVESTMENTS IN AFFILIATED COMPANIES AND PARTNERSHIPS

Investments in less than majority-owned companies and partnerships, over which the Company can exercise significant influence, are accounted for by the equity method. Investments in other companies are presented at cost, less a provision for other than temporary reductions in value, as required.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

D. REVENUE RECOGNITION

Revenues from certain contracts that are on a fixed price basis, including linkage to various indexes, where applicable, are recognized in the statements of income, in respect of development contracts, on the percentage of completion method, provided that a material percentage of the costs have been incurred or that material milestones have been achieved, and when contract results can reasonably be estimated. The percentage of completion is calculated based on engineering estimates of progress. Provisions for losses, if any, on contracts in progress are made in the period when such losses are apparent. Revenue from the sale of products is generally recognized upon shipment and, in relevant transactions, after customer acceptance. A provision for warranty on systems and products delivered is made on the basis of the Company's experience and engineering estimates.

E. LONG-LIVED ASSETS

Long-lived assets are stated at cost less investment grants received. In the case of equipment produced by the Company for its own use, cost includes materials, labor and overhead, but not more than the fair value of replacement equipment. Depreciation is calculated by the straight-line method over the estimated useful life of the assets. Other assets include mainly know-how, goodwill and other intangible assets acquired in connection with the purchase of subsidiaries and activities and are amortized over the estimated period of benefit.

The Company assesses on an ongoing basis the recoverability of long-lived assets, including goodwill and other tangible and intangible assets, based on estimates of future undiscounted cash flows for the applicable business compared to net book value. If the future undiscounted cash flows estimate were less than net book value, net book value would then be reduced to fair value based on an estimate of discounted cash flows. The Company also evaluates the amortization periods of all assets to determine whether events or circumstances warrant revised estimates of useful lives. See note 2P for new accounting policy in respect of goodwill.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

F. EXCHANGE RATES AND LINKED BALANCES

Balances in or linked to foreign currency are included at the rate of exchange at the balance sheet date. Balances linked to the Consumer Price Index in Israel (CPI) are stated using the relevant published index.

G. RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses, net of participations, are charged to operations as incurred.

H. ALLOWANCE FOR DOUBTFUL ACCOUNTS

Allowances for doubtful accounts are provided on the basis of specific accounts, the collectibility of which is doubtful.

I. CASH AND CASH EQUIVALENTS

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

J. DEFERRED TAXES

Deferred taxes are calculated using the liability method at rates expected to be in effect when the liability is settled (or the benefit is realized). A valuation allowance is provided, when necessary, to reduce deferred tax assets to their realizable value.

K. EARNINGS PER SHARE

Earnings per share is computed according to Statement of Financial Accounting Standards ("SFAS") No. 128 "Earnings per share". Basic earnings per share is computed based on the weighted average number of ordinary shares outstanding during each period. Diluted earnings per share is computed taking into account convertible debentures and options, where dilutive.

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

L. STOCK-BASED COMPENSATION

As allowed by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company measures compensation cost of options issued to employees under Accounting Principles Board Opinion No. 25 ("APB 25"), including FASB Interpretation No. 44. The Company also gives pro forma information according to the alternative fair value method, as described in SFAS 123.

M. TREASURY STOCK

The Company's shares held by a subsidiary or by the Company are presented at cost and deducted from shareholders' equity.

N. RECLASSIFICATIONS

Certain financial statement data for prior years has been reclassified to conform with current year financial statement presentation.

O. DERIVATIVE FINANCIAL INSTRUMENTS

Effective January 1, 2001, the Company adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Company enters, as needed, into forward exchange contracts for the purchase or sale of various foreign currencies to hedge certain monetary assets or liabilities against changes in exchange rates. Gains and losses on such contracts are recognized currently and offset the foreign exchange gains or losses on these monetary assets or liabilities. These contracts are recognized as assets or liabilities on the balance sheet at their fair value, which is the estimated amount at which they could be settled based on market prices or dealer quotes, where available, or based on pricing models. Changes in fair value are recognized currently in earnings.

(In thousands of U.S. dollars)

Note 2 - SIGNIFICANT ACCOUNTING POLICIES (CONT.)

P. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations ("SFAS 141") and No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company is required to adopt SFAS 142 effective January 1, 2002. The Company evaluated the effect that adoption of the provisions of SFAS 142 that are effective January 1, 2002, will have on its results of operations and financial position. Had the Company adopted SFAS 142 at January 1, 2001, the Company would not have recorded amortization of goodwill of approximately $2,800 in the year ended December 31, 2001.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Although SFAS 144 supersedes FASB Statement No. 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Also, the accounting model used in SFAS 121 for long-lived assets to be disposed of by sale (lower of carrying amount or fair value less cost to sell) is broadened by SFAS 144 to include discontinued operations and supersedes APB Opinion No. 30. Therefore, discontinued operations will no longer be measured on a net realizable value basis and future operating losses will no longer be recognized before they occur. SFAS 144 also broadens the presentation of discontinued operations to include a component of an entity (rather than a segment of a business). The provisions of SFAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and interim periods within those years. The Company believes that the adoption of SFAS 144 will not have a material impact on the Company's financial statements.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 3 - DEPOSITS WITH BANKS AND OTHERS

	December 31	
	2001	2000
Banks	1,446	1,357
Others	1,494	1,526
	2,940	2,883

Note 4 - ACCOUNTS RECEIVABLE

A. Accounts receivable - trade

	December 31	
	2001	2000
Open accounts (*)	175,275	130,542
Unbilled receivables	69,752	78,798
Less - allowance for doubtful accounts	(3,200)	(2,957)
	241,827	206,383
(*) Includes affiliated companies	11,157	5,482

B. Long-term receivables include amounts due to the Company in connection with certain contracts. The receivables are guaranteed by governmental authorities and their majority portion is insured by financial institutions. The receivables are payable over a period of up to three and a half years, with interest rates of up to Libor +4.5%.

Note 5 - OTHER RECEIVABLES AND PREPAID EXPENSES

	December 31	
	2001	2000
Prepaid expenses	13,445	12,780
Government departments	5,001	10,400
Employees	444	1,027
Deferred taxes	12,884	7,119
Sundry	6,453	6,167
	38,227	37,493

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 6 - INVENTORIES, NET OF ADVANCES

	December 31	
	2001	2000
Contracts in progress	155,712	122,108
Materials	70,133	51,359
Advances and payments on account	30,955	18,532
	256,800	191,999
Less -		
Inventories deducted from advances	10,961	24,608
	245,839	167,391
Less -		
Advances received from customers	49,969	23,006
Provision for losses	10,780	13,361
	185,090	131,024

Note 7 - AFFILIATED COMPANIES AND OTHER INVESTMENTS

	December 31	
	2001	2000
SCD (1)	13,036	15,177
VSI (2)	2,030	301
Red C (3)	2,549	3,797
Opgal	1,894	2,871
Other (4)	11,983	13,355
	31,492	35,501

(1) Semi Conductor Devices ("SCD"), a partnership, is held 50% by the Company. SCD owns 27% (23% on a fully diluted basis) of Cy-Optics Ltd., a development stage company in the field of optical communications. In October 2000, Cy-Optics completed a round of equity financing amounting to $57,000, of which $4,800 was invested by SCD.

(2) Vision Systems International LLC ("VSI") based in San Jose, California is a limited liability company that is held 50% by EFW. VSI acts on a world-wide basis in the area of helmet mounted display systems for fixed wing military and paramilitary aircraft.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 7 - AFFILIATED COMPANIES AND OTHER INVESTMENTS (CONT.)

(3) A company in the multi-focal optic communications sector, held 36.5% by El-Op (which is wholly-owned by the Company).

(4) Including an investment and convertible loan of $7,230 (2000 - $8,498) in a company engaged in operation of satellite photography formations, and commercial delivery of satellite photography for civil purposes, and in which El-Op owns 9%.

Including an investment of $3,500 in Sultam Systems Ltd. ("Sultam"). Sultam, held 10% by the Company, is engaged in the development and manufacture of military systems in the artillery sector.

(5) The Company has provided, on a proportional basis to its ownership interest, guarantees for three of its investees in respect of credit lines from banks amounting to $10,700, of which $9,700 relates to foreign investees owned 50% by the Company and the balance to an Israeli partnership held 50% by the Company

Note 8 - DEPOSITS

	December 31	
	2001	2000
Deposits with bank for loans granted to employees (*)	2,238	2,688
Other deposits	1,195	935
	3,433	3,623

(*) The deposits are linked to the Israeli CPI, bear annual interest of 4% and are presented net of current maturities of $746 (2000 - $800).

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 9 - PROPERTY, PLANT AND EQUIPMENT

	Balance at January 1 2001	Additions	Disposals	Balance at December 31 2001
Cost (1):				
Land, buildings and leasehold improvements	98,341	15,002	-	113,343
Instruments, machinery and equipment	126,192	22,439	1,918	146,713
Office furniture and other	19,034	2,874	15	21,893
Motor vehicles	18,514	4,510	3,309	19,715
	262,081	44,825	5,242	301,664
Accumulated depreciation:				
Buildings and leasehold improvements	9,256	2,968	-	12,224
Instruments, machinery and equipment	72,506	17,102	1,770	87,838
Office furniture and other	9,840	1,591	3	11,428
Motor vehicles	4,598	2,856	2,054	5,400
	96,200	24,517	3,827	116,890
Net book value	165,881			184,774

(1) Net of investment grants received (mainly for instruments and equipment) in the amounts of $38,300 and $37,000 as of December 31, 2001 and 2000, respectively. Cost includes assets fully depreciated and still in use in the amount of $124,000 as of December 31, 2001 (2000 - $108,800).

(2) Includes, in part, rights in approximately 9,225 square meters of land in Tirat Hacarmel, Israel, which were assigned to the Company, of which approximately 2,300 square meters are owned and the remaining land is leased from the Israel Land Administration until the years 2014 to 2024 with an option to renew the lease for additional periods of 49 years. The Company's rights in the lands have not yet been registered in its name.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 9 - PROPERTY, PLANT AND EQUIPMENT (cont.)

(3) As part of the El-Op merger, the Company acquired rights in a plot of land in Rehovot, which was leased from the Israel Land Administration by El-Op. The lease is conditional on the development of this plot of land.

(4) Property, plant and equipment are depreciated mainly by the straight-line method at annual rates as follows:

	%	
Buildings and leasehold	2.5 - 20	(mainly 4%)
Instruments, machinery and equipment	20 - 33	
Office furniture and other	6 - 20	
Motor vehicles	15 - 33	(mainly 15%)

Land rights are amortized over the lease period.

Note 10 - OTHER ASSETS, NET

	Annual rate of depreciation (%)	December 31	
		2001	2000
Cost:			
Know-how and other intangible assets (1) (3)	5 - 12.5	75,995	75,071
Goodwill and assembled work-force (2) (3)	5 - 10	43,704	35,535
		119,699	110,606
Accumulated amortization:			
Know-how and other intangible assets		9,379	3,862
Goodwill and assembled work-force		5,037	2,206
		14,416	6,068
Net book value		105,283	104,538
Total amortization expense		8,348	5,401

(1) Includes mainly intangible assets acquired in the merger with El-Op (mainly know-how which is amortized at an annual rate of 5%).

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 10 - OTHER ASSETS, NET (CONT.)

(2) Includes mainly intangible assets acquired in the merger with El-Op (mainly goodwill which is amortized at an annual rate of 5%).

(3) On December 28, 2000, EFW acquired the assets and the activities of Honeywell Inc. relating to head-up displays and tracking systems for helmets in consideration for $14,000. The excess of cost over the fair value of identified net tangible assets, in the amount of $11,000, is being amortized over a period of 15 years.

Note 11 - LOANS AND SHORT-TERM CREDIT

Includes mainly loans and short-term credits from banks in U.S. dollars, bearing interest of LIBOR + 0.5% - 1.0%.

Note 12 - SUNDRY ACCRUALS

	December 31	
	2001	2000
Payroll and related expenses (1)	44,116	38,254
Government departments	32,296	25,895
Cost provisions and other (2)	60,391	51,276
	136,803	115,425
(1) Includes provision for vacation pay	18,380	17,472
(2) Includes provision for warranty	31,172	30,658

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 13 - ADVANCES FROM CUSTOMERS, NET OF INVENTORIES

	December 31	
	2001	2000
Advances received	184,112	175,921
Less -		
Advances presented under long-term liabilities	29,840	33,789
Advances deducted from inventories	49,969	23,006
	104,303	119,126
Less -		
Inventories	10,961	24,608
	93,342	94,518

Note 14 - LONG-TERM LOANS

Include principally, loans linked to the U.S. dollar and bearing interest at LIBOR + 0.5% - 0.75% and loans linked to EURO bearing interest of EUROLIBOR + 1.25%. The maturities of these loans after December 31, 2002 are as follows:

2002 - current maturities	2,862
2003	37,874
2004	3,067
2005	2,143
2006	2,143
After 2006	23,975
	69,202

The LIBOR rate as of December 31, 2001 was 1.98%.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 15 - LIENS

In connection with bank credits, including performance bonds issued by banks and bank guarantees securing certain advances from customers, the Company and certain subsidiaries are obligated to meet certain loan covenants. Management believes that the Company is meeting the conditions of these covenants.

The Company has transferred legal title of inventories to certain customers as collateral for advances received.

See Note 19 for information relating to a lien in connection with grants received from the Government of Israel.

As collateral for liabilities of certain group companies to banks and others, these companies recorded fixed charges on most of their machinery and equipment, mortgages on most of their real estate and floating charges on most of their assets.

Note 16 - EMPLOYEE TERMINATION OBLIGATIONS

Under Israeli law and employment agreements, the companies in Israel are required to make severance payments and, in certain situations, pay pensions to terminated employees. The calculation is based on the employee's latest salary and the period employed. The companies' obligation for severance pay and pension is discharged by payment of premiums to insurance companies under approved plans and to pension funds.

The balance of the severance pay liability of the companies not covered by the aforementioned deposits is recorded as a liability in the balance sheet. The deposits presented in the balance sheet include profits accumulated to balance sheet date. The amounts deposited may be withdrawn only after fulfillment of the obligations under the Severance Pay Law.

Total pension expense of the Company and its Israeli subsidiaries was $8,097, $5,591 and $3,128 for the years ended December 31, 2001, 2000, 1999, respectively.

(In thousands of U.S. dollars)

Note 16 - EMPLOYEE TERMINATION OBLIGATIONS (CONT.)

Certain subsidiaries in the U.S. have adopted for its employees benefit plans as follows:

Defined Benefit Retirement Plan

A defined benefit retirement plan is a noncontributory plan that provides benefits that are based on years of service and average compensation. Total benefit cost in the year ended December 31, 2001 was approximately $800.

Defined Contribution Plan

The 401(k) savings plan ("401(k) plan") is a defined contribution retirement plan that covers all eligible employees, as defined in section 401(k) of the U.S. Internal Revenue Code. Employees may elect to contribute a percentage of their annual gross compensation to the 401(k) plan. The Company may make discretionary matching contributions as determined by the Company. Total expense under the 401(k) plan amounted to $639 for the year ended December 31, 2001.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 17 - INCOME TAXES

A. APPLICABLE TAX LAWS

(1) The Company and certain subsidiaries in Israel qualify as "Industrial" companies under the Law for the Encouragement of Industry (Taxes), 1969. The main benefits under this law are depreciation at accelerated rates and the deduction of costs relating to the issuance of publicly-traded securities.

(2) Certain production facilities in Israel have been granted "Approved Enterprise" status under the Law for the Encouragement of Capital Investments, 1959. Income derived from such enterprises is subject to a reduced rate of tax during a period of seven years commencing in the year in which such enterprise first generates taxable income (limited to twelve years from commencement of production or fourteen years from the date of approval, whichever is earlier). As of December 31, 2001, three approved programs of the Company are eligible for tax benefits, which will expire in 2002 to 2007. In addition as of December 31, 2001, El-Op has five approved programs which are eligible for tax benefits, which will expire in 2002 to 2007.

(3) The companies in Israel are subject to income taxes under the provisions of the Income Tax Law (Inflationary Adjustments) 1985. Under this law, the companies are entitled to a tax deduction for the preservation of equity invested in non-fixed (soft) assets. This equity is defined, primarily, as shareholders' equity less fixed (inflation-resistant) assets. The deduction is measured by the change in the CPI.

B. TAX ASSESSMENTS

The Company has received final tax assessment through 1999. The Company estimates that final tax assessments for the years ended 1999 and 2000 in Israel and other jurisdictions will be finalized through 2002. Management believes that the Company's provisions will be sufficient in order to cover any tax liability arising from the overall assessments. El-Op has received final tax assessments through 1997.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 17 - INCOME TAXES (CONT.)

C. INCOME TAX EXPENSE

	For the year ended December 31		
	2001	2000	1999
Income (loss) before taxes on income -			
Israel	42,512	(13,779)	34,822
Other countries	7,638	1,121	6,194
	50,150	(12,658)	41,016
Taxes on income included in the income statements -			
Current taxes:			
Israel	9,385	8,710	11,064
Other countries	3,048	879	4,277
	12,433	9,589	15,341
Deferred taxes:			
Israel	(839)	(5,309)	(3,105)
Other countries	(591)	1,947	(2,493)
	(1,430)	(3,362)	(5,598)
Total	11,003	6,227	9,743

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 17 - INCOME TAXES (CONT.)

D. Main components of net deferred tax assets and liabilities are as follows:

	Total	Deferred tax asset (liability) Current	Noncurrent
As of December 31, 2001			
Deferred tax assets:			
Vacation and other	8,818	5,561	3,257
Inventory	7,323	7,323	-
Tax loss carryforwards	4,248	-	4,248
Severance pay	1,502	-	1,502
	21,891	12,884	9,007
Deferred tax liabilities:			
Depreciation and other (*)	(28,794)	-	(28,794)
	(28,794)	-	(28,794)
Valuation allowance	(2,202)	-	(2,202)
Net deferred tax assets (liabilities)	(9,105)	12,884	(21,989)
As of December 31, 2000			
Deferred tax assets:			
Vacation and other	5,713	5,713	-
Restructuring expenses	1,406	1,406	-
Tax loss carryforwards	1,710	-	1,710
Severance pay	933	-	933
	9,762	7,119	2,643
Deferred tax liabilities:			
Severance pay	(683)	-	(683)
Depreciation and other (*)	(19,681)	-	(19,681)
	(20,364)	-	(20,364)
Valuation allowance	(1,710)	-	(1,710)
Net deferred tax assets (liabilities)	(12,312)	7,119	(19,431)

(*) Includes $20,443 in respect of assets acquired in the merger of El-Op (2000 - $17,508).

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 17 - INCOME TAXES (CONT.)

E. Reconciliation of the theoretical tax expense, assuming all income is taxed at the statutory rate, and the actual tax expense:

	For the year ended December 31		
	2001	**2000**	**1999**
Statutory tax rate	36%	36%	36%
Theoretical tax expense (benefit)	18,054	(4,557)	14,766
Tax benefit arising from reduced rate as an "Approved Enterprise"	(7,697)	(4,015)	(4,338)
Increase in taxes resulting from nondeductible expenses	571	15,280	334
Other differences, net	75	(481)	(1,019)
Total	11,003	6,227	9,743
Effective tax rate	21.9%	-	23.8%

Note 18 - CONTINGENT LIABILITIES AND COMMITMENTS

A. The Company and certain subsidiaries are obligated to pay royalties to the Government of Israel in respect of products in which the Government participated in the development by way of grants, computed at the rate of 2% to 5% of proceeds from sale of such products, up to between 100% to 150% of the amount of such grants (commencing in 1999 - plus interest). In some cases, the Government of Israel participation (through the office of the Chief Scientist) is conditional upon export sales or other conditions. The ceiling on royalties is increased in event of production outside of Israel.

The Company and certain of its subsidiaries are also obligated to pay certain amounts to the Israeli Ministry of Defense and others on certain sales including sales resulting from the development of certain technology.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

B. In September 2001, the Chief Scientist issued "Regulations for the Encouragement of Research and Development in Industry" (rules for determining the level and payment of royalties) ("the Program"). The regulations allow large R&D intensive companies to reach certain agreements with the Chief Scientist regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

The Company is evaluating the effect of the new regulations. The Company estimates that as a result of these changes the Company may have, if it elects to participate in the Program, a significant one-time expense resulting from recording a liability for an absolute amount of royalties.

Subsequent to the balance sheet date, the Chief Scientist's Committee agreed to include El-Op in the Program and suggested that El-Op will pay an amount of $10,632. The acceptance of the proposed suggestion and the final amounts to be paid by El-Op is subject to the approval of El-Op's Board of Directors.

The Company has not yet concluded its discussions with the Chief Scientist's Committee and the terms of any agreements, if applicable to the Company, and their effect on the Company have not yet been determined.

C. In connection with long-term projects in certain countries, the Company undertook to use its best efforts to make or facilitate purchases or investments in those countries at certain percentages of the amount of the projects.

The Company's obligation to make or facilitate third parties making such investments and purchases is subject to commercial conditions in the local market, typically without a specific financial penalty. The maximum aggregate undertaking, which as of December 31, 2001 amounted to $620,000 to be performed over a period of up to 11 years, is typically tied to a percentage (up to 100%) of the amount of the specific contract.

In the opinion of management, the actual amount of the investments and purchases is anticipated to be less than that mentioned above, since certain investments and purchases can result in reducing the overall undertaking on more than a one to one basis.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 18 - CONTINGENT LIABILITIES AND COMMITMENTS (CONT.)

D. The Company and its subsidiaries are involved in legal claims arising in the ordinary course of business, including claims by employees, consultants and others. Company management, based on the opinion of its legal counsel, believes the amount of such claims in excess of the accruals recorded in the financial statements will not have a material adverse effect on the financial position or results of operations of the Company.

E. Minimum future rental payments under operating leases through the period ending in 2006 amount to approximately $5,200 per annum (at exchange rates in effect on December 31, 2001). Lease expenses amounted to approximately $3,700, $6,100 and $8,075 in the years 1999, 2000 and 2001, respectively.

F. The Company and El-Op have received pre-rulings from the tax authorities, which allow them to transfer development products and assets to companies under their ownership without any tax liability pursuant to section 104 of the Israeli Income Tax Ordinance. Noncompliance by the Company or subsidiaries with the terms of the pre-rulings will result in the retroactive cancellation of the aforementioned exemption from taxes.

Note 19 - INVESTMENT GRANT

The original enterprises of certain group companies and their expansion programs were approved under the Law for the Encouragement of Capital Investments, 1959, and thus are entitled to certain grants from the State of Israel in respect of investments in such programs. The law provides that receipt of the grant is conditional on the full implementation of the approved project and compliance with the conditions of the approval. Accordingly, a lien on the Companies' Approved Enterprises has been registered in favor of the State of Israel. Grants received in respect of projects which have not yet been approved amount to approximately $3,800. Management believes that the group companies are meeting the conditions of the approval.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars, except for share and per share data)

Note 20 - SHARE CAPITAL

A. SHARES ISSUED TO ELBIT LTD. EMPLOYEES

In 1990, Elbit Ltd. issued 850,000 shares to employees at a discount and purchased additional shares for release to employees at a discount. The total number of shares included in this plan was 1,870,000. In 1994 Elbit Ltd. issued 750,000 shares to employees at approximately market price. The 1994 plan was implemented in accordance with section 102 of the Israeli Income Tax Ordinance. The employees received loans through a bank for purchase of the shares. As of December 31, 1999, all the shares were realized and the loans were repaid.

B. 1996 EMPLOYEE STOCK OPTION PLAN

In December 1996, the Company adopted an employee stock option plan pursuant to which options (series A) to buy 2,100,000 ordinary shares may be granted to employees. In April 1998, the Company amended the plan in order to be able to grant an additional 322,000 options. The exercise price approximates market price of the share at the grant date less 15%. The options vest over a period of two to four years and are exercisable for a period of six years from the date of grant. The plan is implemented in accordance with Section 102 of the Israeli Income Tax Ordinance.

C. 2000 EMPLOYEE STOCK OPTION PLAN

In October 2000, the Company adopted another employee stock option plan for employees comprising options to purchase up to 2,500,000 ordinary shares. An additional 2,500,000 options are to be issued as "phantom" shares options that grant the option holders a number of shares reflecting the benefit component of the options exercised, as calculated at the exercise date, in consideration for their par value only. The options are exercisable for a period of six years from the date of grant.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars, except for share and per share data)

Note 20 - SHARE CAPITAL (CONT.)

D. "PHANTOM" SHARE OPTIONS

The phantom share options are considered as part of a variable plan as defined in APB 25, and accordingly the compensation cost of the options is estimated based on the market price of the Company's shares at the end of every reporting period and amortized over the vesting period.

E. Compensation costs relating to employee stock options recognized in the statements of income amounted to $128, $155 and $8,512 in the years 1999, 2000 and 2001, respectively.

F. Transactions in options granted to employees during the three years ended December 31, 2001, are as follows:

	Number of options	Weighted average exercise price per share (in dollars)	Weighted average fair values of options granted (in dollars)
Options outstanding as of January 1, 1999	2,193,900		
Granted	53,000	11.80	3.61
Exercised	(705,857)	7.80	
Forfeited	(69,213)		
Options outstanding as of December 31, 1999	1,471,830		
Granted	4,530,662	12.32	4.34
Exercised	(268,753)	7.64	
Forfeited	(61,821)		
Options outstanding as of December 31, 2000	5,671,918		
Granted	98,840	12.91	4.96
Exercised	(598,348)	11.93	
Forfeited	(64,776)		
Options outstanding as of December 31, 2001	5,107,634		

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars, except for share and per share data)

Note 20 - SHARE CAPITAL (CONT.)

F. (Cont.)

The following table summarizes information about options outstanding and exercisable at December 31, 2001:

Range of exercise prices	Options outstanding			Options exercisable	
	Number outstanding at December 31, 2001	Weighted-average remaining contractual life (years)	Weighted-average exercise prices $	Number outstanding at December 31, 2001	Weighted-average exercise prices $
1.93	132,634	1.00	1.93	132,634	1.93
10.61-13.58	451,330	2.51	10.78	240,124	10.63
12.18-15.07	2,261,835	4.91	12.33	519,084	12.32
12.18-15.07	(*) 2,261,835	4.91	12.33	519,084	12.32

(*) Phantom share options - see Note 20D.

As described in Note 2L, compensation cost is measured under the intrinsic value method pursuant to APB 25. If compensation cost had been determined under the alternative fair value accounting method provided for under FASB Statement No. 123, the Company's net income (loss) and basic and diluted net income (loss) per share would have been decreased to the following pro forma amounts.

	For the year ended December 31		
	2001	2000	1999
Net income (loss):			
As reported	40,796	(20,531)	30,833
Pro forma	37,723	(21,106)	30,603
Basic net income (loss) per share:			
As reported	1.07	(0.65)	1.23
Pro forma	0.99	(0.67)	1.22
Diluted net income (loss) per share:			
As reported	1.04	(0.65)	1.16
Pro forma	0.96	(0.67)	1.15

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars, except for share and per share data)

Note 20 - SHARE CAPITAL (CONT.)

F. (Cont.)

Under Statement 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 2000 and 2001: (1) expected life of the option of 5.5 years (1999 - 3.0 years, 2000 – 5.6 years); (2) dividend yield of 2.03% (1999 - 1.97%, 2000 - 2.0%); (3) expected volatility of 33.8% (1999 - 40.5%, 2000 - 49.5%) (4) risk-free interest rate of 2% (1999 - 5%, 2000 - 6%)

G. Earnings per share

	For the year ended December 31, 2001			For the year ended December 31, 2000			For the year ended December 31, 1999		
	Income	Shares	Per share amount	Loss	Shares	Per share amount	Income	Shares	Per share amount
Basic earnings	40,796	37,975	1.07	(20,531)	31,572	(0.65)	30,833	25,128	1.23
Effect of dilutive securities:									
Convertible debentures	-	-	-	-	-	-	52	343	-
Options	-	1,384	-	-	-	-	-	1,017	-
Diluted earnings	40,796	39,359	1.04	(20,531)	31,572	(0.65)	30,885	26,488	1.16

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars, except for share and per share data)

Note 21 - REVENUES

	For the year ended December 31		
	2001	**2000**	**1999**
A. Geographical breakdown of revenues:			
Export and international	537,851	431,696	337,107
Domestic	226,650	159,388	98,923
	764,501	591,084	436,030
B. Composition of revenue by geographic areas:			
Europe	23%	21%	39%
U.S.	27%	32%	27%
Israel	30%	27%	23%
Other	20%	20%	11%
	100%	100%	100%
C. Composition of revenues by products:			
Airborne systems	334,201	257,884	262,930
Armored vehicles systems	126,300	111,800	67,000
Command, control and communications systems	105,800	113,700	104,400
Electro-optical systems	162,700	91,100	-
Others	35,500	16,600	1,700
	764,501	591,084	436,030
D. The following customers accounted for 10% or more in sales:			
Customer A	20%	26%	26%
Customer B	8%	7%	21%

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 22 - COST OF REVENUES

	For the year ended December 31		
	2001	2000	1999
Materials	182,936	133,900	70,557
Labor	187,558	148,063	85,453
Subcontractors	129,057	78,983	101,226
Maintenance of buildings and services	28,824	15,374	10,876
Other manufacturing expenses	31,342	30,644	16,424
Depreciation	20,979	12,713	8,345
Royalties	8,252	6,661	5,474
	588,948	426,338	298,355
Amortization of know-how and technology	3,497	1,706	-
Increase in provision for additional costs, warranties and expected losses	29	3,975	14,339
	592,474	432,019	312,694
Less:			
Cost of equipment produced for own use	4,913	6,651	4,317
Increase (decrease) in inventories of work-in-progress	33,604	(7,418)	(11,406)
	38,517	(767)	(7,089)
	553,957	432,786	319,783

Note 23 - RESEARCH AND DEVELOPMENT EXPENSES, NET

	For the year ended December 31		
	2001	2000	1999
Total expenses	69,215	53,251	38,998
Less – participations	9,112	8,977	6,343
	60,103	44,274	32,655

Note 24 - MARKETING AND SELLING EXPENSES

	For the year ended December 31		
	2001	2000	1999
Salaries and related expenses	23,379	14,205	8,654
Commissions	20,648	11,546	13,116
Advertising and exhibitions	4,792	3,130	1,546
Depreciation and amortization	2,709	1,584	796
Other	3,395	7,984	4,463
	54,923	38,449	28,575

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 25 - GENERAL AND ADMINISTRATIVE EXPENSES

	For the year ended December 31		
	2001	2000	1999
Salaries and related expenses	27,113	12,074	7,620
Office expenses	7,060	4,063	2,355
Depreciation and amortization	2,730	3,947	2,366
Other	6,621	6,167	3,141
	43,524	26,251	15,482

Note 26 - FINANCING INCOME (EXPENSES), NET

	For the year ended December 31		
	2001	2000	1999
Income	6,177	6,523	7,554
Less - expenses:			
On long-term debt and debentures	3,033	1,442	39
On short-term loans and credit	4,306	3,626	3,589
Other, including exchange rate differences, net	1,456	1,340	2,281
	8,795	6,408	5,909
	(2,618)	115	1,645

Note 27 - OTHER INCOME (EXPENSES), NET

	For the year ended December 31		
	2001	2000	1999
Gain on disposal of fixed assets	327	597	90
Other, net	447	(594)	(254)
	774	3	(164)

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 28 - TRANSACTIONS WITH RELATED PARTIES

	For the year ended December 31		
	2001	2000	1999
Income -			
Sales	6,310	2,824	7,187
Expenses charged	633	626	683
Cost and expenses -			
Supplies and services	34	106	9,316
Participation in expenses	1,632	1,464	2,212
Financing expenses	167	-	6

The Company's President and CEO is entitled for a three-year period, starting in July 2000, to an annual bonus of not less than 1% of the Company's net income after tax (excluding unusual expenses such as amortization of goodwill), and is also entitled to up to 10% of the number of options or shares issued by the Company to its employees and under the same terms (see Note 20). A former director of the Company received substantially similar benefits from July 2000 to December 2001.

Note 29 - CONCENTRATION OF CREDIT RISKS

A. Unless otherwise noted, the carrying amount of financial instruments approximates fair value. Financial instruments consist of short-term loans and credit or other instruments bearing interest at close to market rates. Non-interest bearing long-term accounts receivable are presented at discounted value.

The Company estimates the fair value of its financial instruments based on current and applicable interest rates for similar financial instruments. As most of the short-term financial instruments bear a variable interest, the carrying amount approximates its fair value.

B. Financial instruments, which potentially subject the Company to a concentration of credit risk principally consist of cash (in dollars or linked to dollars or in New Israeli Shekels), short-term investments (mainly deposits) and trade receivables.

The Company insures certain trade receivables of certain customers through the Israel Foreign Trade Insurance Company and other credit insurance providers.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 29 - CONCENTRATION OF CREDIT RISKS (CONT.)

B. (CONT.)

The Company performs ongoing credit evaluations of its customers and maintains allowances for credit losses.

The Company receives advances from the customers. In other cases, the decision of the Company on collateral required is based on management's credit evaluation of the counter party on a case-by-case basis.

To ensure the dollar value of certain assets and liabilities, the Company and it's subsidiaries have entered into forward exchange contracts. As of December 31, 2001, the Company and its subsidiaries had contracts with notional value of $12,700 to purchase and sell foreign currencies. Contracts mature in 2002.

The fair value of the foreign exchange contracts as of December 31, 2001 approximates their carrying amount, which is immaterial.

Note 30 - PROFORMA INFORMATION

The following unaudited proforma data is based on historical financial statements of the Company and El-Op and is provided for comparative purposes only. The proforma information does not purport to be indicative of the results that actually would have occurred had the merger agreement been consummated prior to the beginning of the reported periods.

The proforma information reflects the results of the Company's operations assuming that the merger had been in effect prior to each of the reported periods, and under the following assumptions:

1. Goodwill and other intangible assets arising from the merger of approximately $83,000, net of related deferred taxes of approximately $14,000, is amortized over an average period of 17 years.
2. Excess of cost over equity purchased allocated to real estate assets of approximately $25,000, net of related deferred taxes of approximately $4,000, is amortized over a period of 25 years.
3. The cost attributed to purchased in-process R&D projects, in the amount of approximately $40,000 has been charged to operations immediately as a non-recurring item and is not included in the proforma consolidated results.
4. Intercompany balances and transactions have been eliminated.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 30 - PROFORMA INFORMATION (CONT.)

5. Management fees of approximately $3,000 per annum, which will not be paid in the future pursuant to the merger agreement were eliminated in the proforma statements.

	For the year ended December 31 2000
Revenues	699,114
Net loss as reported	(20,531)
Adjustments:	
Elimination of the charge to operations for purchased in-process research and development	40,000
Other adjustments, net	(2,570)
Net income - proforma (*)	16,899
Basic earnings per share - proforma	0.45
Diluted earnings per share - proforma	0.44

(*) The proforma net income for the year ended December 31, 2000 includes net restructuring expenses in the amount of $16,800.

Note 31 - RECONCILIATION TO ISRAELI GAAP

As described in Note 1, the Company prepares its primary financial statements in accordance with US GAAP. The main differences between US GAAP and Israeli GAAP and the influence of implementing US GAAP on these financial statements, are detailed below.

A. Differences between US GAAP and Israeli GAAP:

(1) A building purchased from Elbit Ltd.

According to generally accepted accounting principles in Israel, the Company charged to capital reserves the excess of the amount paid over net book value of a building acquired from Elbit Ltd in 1999.

According to US GAAP, the entire amount paid is considered as the cost of the building acquired.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars, except per share amounts)

Note 31 - RECONCILIATION TO ISRAELI GAAP (CONT.)

A. Differences between US GAAP and Israeli GAAP (CONT):

(2) Proportional consolidation method

According to Israeli GAAP, a jointly controlled company should be included according to the proportional consolidation method. According to US GAAP, the investment in such a company is recorded according to the equity method.

(3) Gain on issuance of shares by development stage company

According to Israeli GAAP, gain arising from the issuance of shares by an investee company in the development stage is deferred and credited to operations based on the higher of either a pro-rata allocation over a period of three years or the investor's equity in the losses of the investee, on a cumulative basis. Under US GAAP such gain is not credited to operations.

(4) Dividends

According to US GAAP, dividends are recorded in the period they are declared.

According to Israeli GAAP, dividends declared subsequent to balance sheet date are included in the not yet issued financial statements if they relate to that period.

(5) Tax benefit in respect of options exercised

According to Israeli GAAP, tax benefits from employee options exercised are recorded as a reduction of tax expense. According to US GAAP, the difference between the above mentioned tax benefits and the benefits recorded in respect of compensation expense in the financial statements is credited to capital reserves.

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars, except per share amounts)

Note 31 - RECONCILIATION TO ISRAELI GAAP (CONT.)

B. The effects of the above differences between US GAAP and Israeli GAAP on the Company's financial statements are detailed below.

1. Statements of income

	For the year ended December 31		
	2001	**2000**	**1999**
A) Net income (loss) as reported according to US GAAP	40,796	(20,531)	30,833
Effect of depreciation of the building purchased from Elbit Ltd.	404	404	202
Effect of the issuance of shares by development stage company	-	529	-
Effect of tax benefits in respect of employee options exercised	1,363	889	-
Net income (loss) according to Israeli GAAP	42,563	(18,709)	31,035
B) Earnings per share			
Basic net income (loss) per share			
As reported according to US GAAP	1.07	(0.65)	1.23
As per Israeli GAAP	1.11	(0.59)	1.24
Diluted net income (loss) per share			
As reported according to US GAAP	1.04	(0.65)	1.16
As per Israeli GAAP	1.11	(0.59)	1.17

ELBIT SYSTEMS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont.)

(In thousands of U.S. dollars)

Note 31 - RECONCILIATION TO ISRAELI GAAP (Cont.)

2. Shareholders Equity

	As reported	Adjustments	As per Israeli GAAP
As of December 31, 2001			
Shareholders equity	377,985	(12,149)	365,836
As of December 31, 2000			
Shareholders equity	340,728	(15,162)	325,566

# # # # # # # #

Elbit Systems Ltd.
Management's Report
For The Year Ended December 31, 2001

This report should be read in conjunction with the Company's audited financial statements for the year ended December 31, 2001

A. The Company and its Business Environment

Elbit Systems Ltd. (the "Company" or "Elbit Systems") operates in the area of upgrading existing airborne, ground and naval defense platforms and is engaged in projects involving the design, development, manufacture, integration and marketing of integrated defense systems, electronic systems, electro-optic systems and products, software intensive programs and products for the defense and paramilitary sectors. In addition, the Company provides support and services for such platforms, systems and products.

The Company provides solutions for Western as well as former Eastern bloc equipment. It is engaged in the design, development, manufacture and integration of electronic and electro-optic systems and products for various leading projects in Israel and worldwide, such as ground and naval command, control and communication ("C^3") systems, digital maps, night vision systems, pilot helmet mounted systems, display and data processing systems, unmanned air vehicles ("UAVs"), computerized simulators, communication systems, thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optic communication systems and products, security systems and products, surveillance products and systems and electric drive systems. The Company often cooperates with industries in Israel, as well as in various other countries.

B. Backlog of Orders

On December 31, 2001, the Company's backlog of orders reached $1,566 million, of which 68% were for orders outside Israel. On December 31, 2000, the Company's backlog was $1,437 million, out of which 71% were for orders outside Israel.

Approximately 78% of the Company's backlog as of December 31, 2001 is scheduled to be performed in the years 2002 and in 2003.

C. Major Subsidiaries and Affiliated Companies

- Elop Electro-Optics Industries Ltd. ("El-Op") - a wholly owned subsidiary registered in Israel, is a leading company in the field of advanced electro-optical products for defense, paramilitary and civil applications. El-Op's main business areas include development and production of thermal imaging products, laser products, optical systems for space applications, airborne reconnaissance systems, optical communications systems, fire control systems for combat vehicles and security products and other systems.

- EFW Inc. ("EFW") – a wholly-owned subsidiary registered in the United States, serves as the base for the Elbit Systems group's activities in the United States, mainly in the area of development, production and maintenance of advanced defense products and systems.

- Cyclone Aviation Products Ltd. ("Cyclone") – a wholly-owned subsidiary registered in Israel, provides logistic support and maintenance services for aircraft and helicopters and manufactures structure components and sub-assemblies for aircraft.

- Silver Arrow – a wholly-owned limited partnership registered in Israel, is engaged in the business of UAV systems and products.

- Ortek Ltd. ("Ortek") – a wholly-owned subsidiary registered in Israel, is engaged mainly in the area of security products and systems and night vision equipment. On January 7, 2002, the Company increased its holdings in Ortek from 75% to 100%.

- Kinetics Ltd. ("Kinetics") – a 51% owned subsidiary registered in Israel, is involved mainly in the development and production of systems and components for armored vehicles.

- Semi-Conductor Devices ("SCD") – an affiliated Israeli partnership, owned 50% each by the Company and Rafael Armaments Development Authority Ltd. ("Rafael"), is engaged in the development and production of infrared detectors and laser diodes.

- Opgal Optronic Industries Ltd. ("Opgal") – an affiliated Israeli company, owned 50.1% by the Company and 49.9% by Galram Technologies Ltd., a wholly-owned subsidiary of Rafael, is engaged mainly in the area of thermal imaging systems for commercial applications.

- The Company also has holdings, directly and indirectly, in several technology spin-off companies whose activities are based on technologies that were developed by the Company and its subsidiaries. The spin-off companies are involved primarily in the areas of optical communications, space satellites and medical diagnostic equipment.

D. Recent Acquisitions and Related Party Transactions;

- In July 2001, the Company completed the acquisition of a controlling interest (62.5%) in Aeroeletronica – Industria de Componentes Avionicos S.A. ("AEL"), a Brazilian company, for approximately $3.4 million. AEL will serve as a center for the production and logistics support of defense electronic systems in Brazil. The excess of cost over the fair value of the identified net tangible assets in the amount of $3.8 million was allocated to goodwill and other intangible assets. The goodwill portion will not be amortized, subject to future impairment tests. In March 2002, the Company signed an agreement to increase its ownership in AEL to 100% for an additional amount of $0.9 million. The acquisition amount includes $1.5 million to be held in escrow pending final resolution of certain liabilities and contingencies of AEL. Accordingly, the acquisition price may be adjusted downward in the event AEL incurs certain liabilities over a five-year period following the acquisition. The acquision has been made in conjunction with the Company's activities in Brazil, in which AEL will participate.

- In November 2001, the Company signed an agreement with Elron Telesoft Inc. and its subsidiaries ("Elron Telesoft") to purchase the assets and the activities of the Defense Systems Division of Elron Telesoft (the "Government Division") in consideration of $5.7 million. The Government Division is engaged mainly in the development of communication systems, information technology and image intelligence processing for defense and applications. The acquisition was finalized in January 2002. The excess of cost over the fair value of identified net tangible assets in the amount of $5.2 million was allocated mainly to goodwill, know-how and other intangible assets. The portion allocated to know-how and other identifiable intangibles will be amortized over an average period of 5 years. Elron Telesoft is a wholly-owned subsidiary of Elron Electronics Industries Ltd. ("Elron"), a 21% shareholder of the Company. The acquisition was approved at the annual meeting of the Company's shareholders on December 23, 2001.

Subsequent to the balance sheet date, and following the completion of the acquisition, a suit was filed in the Antitrust Court in Israel against the Company and the Israel Antitrust Authority (the "Antitrust Authority") by one of the Company's Israeli competitors, challenging the approval granted by the Antitrust Authority to the acquisition. Following consultation with outside counsel, the Company believes that the suit is without merit and will not negatively affect the acquisition.

- In September 2000, the Company, Matam – Advanced Technology Center Ltd. ("Matam") and Gav-Yam Ltd. ("Gav-Yam") entered into an agreement relating to the construction of a new 20,000 square meter building to house the Company's offices and operations, which will be adjacent to its headquarters building in Haifa. Discount Investment Corporation Ltd., a controlling shareholder of Elron, also controls a majority of the ownership in Gav-Yam, which in turn is a controlling shareholder of Matam. The transaction was approved at the annual meeting of the Company's shareholders on December 23, 2001.

- In October 2001, the Company and Rafael entered into an agreement to establish a joint venture named "Starling", using both parties' expertise to develop products in the areas of internet communication through satellite transmissions and broadband information transmission for commercial aircraft. Since Starling's targeted market is commercial (as opposed to defense-related), Rafael is obligated, pursuant to an agreement with RDC Ltd. ("RDC"), to offer to assign to RDC its interest in the joint venture. RDC is jointly owned by Rafael and DEP,an affiliate of Elron, and due to its affiliation with Elron is considered an affiliate of the Company. The transaction was approved at the annual meeting of the Company's shareholders on December 23, 2001.

E. Special Events that Affected the Business Results

In October 2000, the Company adopted an employee stock option plan for key employees comprising options to purchase up to 2.5 million shares. The actual number of options granted, as of December 31, 2001 was approximately 2.3 million. An additional 2.5 million "phantom" options were authorized for issuance under that plan. The phantom options grant the option holders a number of shares corresponding to the benefit component of the options exercised, as calculated on the exercise date, in consideration for their par value only. The actual number of phantom options granted, as of December 31, 2001 was approximately 2. 3 million.

During 2001, the Company's share price increased by $5.75 (or 45%), from $12.75 to $18.50 at the end of 2001. Under U.S. generally accepted accounting principles ("US GAAP"), the increase in the share price is recorded periodically as compensation expense based on the vesting period of the options. The expense was allocated mainly to the Company's cost of goods sold and general and administrative expenses.

The Company estimates that future changes in its share price will continue to effect the share price linked compensation costs.

F. Amortization of Goodwill

In July 2001, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 141, Business Combinations ("FAS 141") and Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("FAS 142"). According to FAS 142, goodwill, and under certain conditions other intangible assets, will no longer be amortized, subject to periodical reviews for value impairment. The amortization provisions of FAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, FAS 142 is effective as of January 1, 2002.

The El-Op merger, which was completed on July 5, 2000, was accounted for under the purchase method. As a result of the merger, an amount of $83 million (net of $14 million in deferred taxes) was attributed to technologies, know-how, trade names, work force and goodwill, which were scheduled to be amortized on a straight-line basis over their 10 to 20 year estimated life. The weighted average period of amortization was determined to be 17 years, and the amortization expenses are reflected in the cost of sales and in the general and administrative expenses. Due to allocation of intangibles acquired, to group companies that are subject to different tax rates, and tax liabilities attributed to certain foreign subsidiaries at the the date of purchase, the Company recorded additional goodwill and deferred tax liability in the amount of $4.2 million.

The Company has evaluated the effect that the adoption of FAS 142 has had on its results of operations and financial position. The Company has determined, following a preliminary study made by an independent consultant, that had the Company adopted FAS 142 at January 1, 2001, the Company would not have recorded amortization of goodwill in the amount of $2.8 million in 2001. The effect of FAS 142 on the Company's results of operation and financial position is subject to on-going value impairment tests.

G. Election of New Directors

On December 23, 2001 the election of Rina Baum as a new director was approved by the Company's shareholders. Ms. Baum replaced Jacob Toren who resigned from the Board of Directors effective November 6, 2001.

On March 11, 2002, the election of three new directors was approved by the Company's shareholders. Nathan Sharony and Joel Feldschuh were elected to serve as External Directors, replacing Amnon Harari and Yoram Shapira whose terms expired in March 2002. In addition, Doron Birger was elected as a director to replace Yigal Baruchi who ended his term as a director at the end of February 2002.

The Board of Directors and the Company's Management expressed their appreciation for the contributions made by Messrs. Toren, Baruchi, Harari and Shapira to the Company during their years of service on the Board of Directors.

H. Summary of Financial Results

The following table sets forth the consolidated income statements of the Company and its subsidiaries for the periods listed. The consolidated financial results for the year ended December 31, 2000 include the results of the activities of El-Op starting in the third quarter of 2000.

	For the year ended December 31				For the three months ended December 31			
	2001		2000		2001		2000	
	$	%	$	%	$	%	$	%
	(In thousands of U.S. dollars except per share data)							
Total revenues	**764,501**	100.0	**591,084**	100.0	**224,770**	100.0	**211,759**	100.0
Cost of revenues	**553,957**	72.5	**432,786**	73.2	**165,307**	73.5	**155,735**	73.5
Restructuring expenses-inventories write Off	-	-	**10,300**	1.8	-	-	-	-
Gross profit	**210,544**	27.5	**147,998**	25.0	**59,463**	26.5	**56,024**	26.5
Research and development expenses, net	**60,103**	7.9	**44,274**	7.5	**19,071**	8.5	**14,768**	7.0
Marketing and selling expenses	**54,923**	7.2	**38,449**	6.5	**16,294**	7.2	**14,326**	6.8
General and administrative expenses	**43,524**	5.7	**26,251**	4.4	**14,715**	6.5	**9,175**	4.3
Purchased in-process research and development	-	-	**40,000**	6.8	-	-	-	-
Restructuring expenses	-	-	**11,800**	2.0	-	-	-	-
	158,550	20.7	**160,774**	27.2	**50,080**	22.3	**38,269**	18.1
Operating income (loss)	**51,994**	6.8	**(12,776)**	(2.2)	**9,383**	4.2	**17,755**	8.4
Finance income (expenses), net	**(2,618)**	(0.3)	**115**	0.0	**(1,931)**	(0.9)	**(983)**	(0.5)
Other income (expenses), net	**774**	0.1	**3**	0.0	**1,249**	0.6	**(21)**	0.0
Income before income taxes	**50,150**	6.6	**(12,658)**	(2.1)	**8,701**	3.9	**16,751**	7.9
Provision for income taxes	**11,003**	1.4	**6,227**	1.1	**2,128**	0.9	**3,386**	1.6
	39,147	5.1	**(18,885)**	(3.2)	**6,573**	2.9	**13,365**	6.3
Minority interest	**2,247**	0.3	**(217)**	(0.1)	**1,263**	0.6	**(504)**	(0.2)
Company's share of affiliated Companies income (losses)	**(598)**	(0.1)	**(1,429)**	(0.2)	**(169)**	(0.1)	**413**	0.2
Net income (loss)	**40,796**	5.3	**(20,531)**	(3.5)	**7,667**	3.4	**13,274**	6.3
Diluted earnings per share	**1.04**		**(0.65)**		**0.19**		**0.35**	
Weighted average number of shares used In computation	**39,359**		**31,572**		**40,086**		**38,276**	

The following table presents the Company's results of operations, excluding a write-off of $40 million of in-process research and development and $22.1 million of non-frequent charges due to the Company's restructuring program in 2000, and excluding share price linked compensation costs in the amount of $9.2 million in 2001:

	For the year ended December 31				For the three months ended December 31			
	2001		2000		2001		2000	
	$	%	$	%	$	%	$	%
	(In millions of U.S. dollars except per share data)							
Proforma gross profit	213.4	27.9	158.3	26.8	61.0	27.1	56.0	26.5
Proforma operating income	61.1	8.0	49.3	8.3	14.7	6.6	17.8	8.4
Proforma net income	47.9	6.3	36.3	6.1	11.7	5.2	13.3	6.3
Proforma diluted earnings per share	1.22		1.12		0.29		0.35	

2001 Compared to 2000

Revenues

Consolidated revenues are segregated by lines of business and the geographic regions in which it operates.

The consolidated revenues increased from $591.1 million in 2000 to $764.5 million in 2001, an increase of 29.3%. The main reason for the change in revenues was the consolidation of the revenues of El-Op and the subsidiaries held by El-Op prior to the merger, starting in the third quarter of 2000.

The following table sets forth the Company's revenue by business lines:

	Year ended December 31, 2001	Year ended December 31, 2000
	(In millions of U.S. dollars)	
Airborne systems	334.2	257.8
Armored vehicles systems	126.3	111.8
C^3 systems	105.8	113.8
Electro-optics	162.7	91.1
Others	35.5	16.6
	764.5	591.1

The largest increase in revenues was in airborne systems and electro-optics, where revenues increased by 30% and 78%, respectively. The electro-optics revenues generated by the Company prior to the El-Op merger were not significant.

The following table sets forth the Company's revenue distribution (in percentage) by geographical regions:

	Year ended December 31, 2001	Year ended December 31, 2000
Israel	30%	27%
United States	27%	32%
Europe	23%	21%
Other countries	20%	20%

Revenues increased, in dollar terms, in all geographical regions. The two regions where revenue growth was more significant then others were Israel and Europe. The geographical distribution was effected by the consolidation of El-Op and the subsidiaries held by El-Op prior to the merger for the first time in the third quarter of 2000.

On a pro-forma basis, assuming the El-Op merger had been in effect for the full year of 2000, the Company's revenues in 2000 were $699.1 million, and the increase in revenues from 2000 to 2001 was 9.4%.

Gross Profit

Reported gross profit, in 2001 was $210.5 million (gross profit margin of 27.5%) as compared to $148.0 million (gross profit margin of 25.0%) in 2000.

Excluding expenses of $2.9 million related to the Company's share price linked compensation costs, gross profit in 2001 was $213.4 million, or 27.9% of revenues. In comparison, gross profit in 2000, excluding $10.3 million of restructuring expenses related to the El-Op merger, was $158.3 million, or 26.8% of revenues.

The changes in the gross profit resulted mainly from the consolidation of El-Op and the subsidiaries held by El-Op prior to the merger for the first time in the third quarter of 2000. Gross profit margin in 2001 was higher then that reported in 2000 mainly due to the different mix of projects and products sold by the Company in the reported periods.

In 2001, the Company reclassified its royalties expenses to the Office of the Chief Scientist in Israel ("OCS") from sales and marketing expense to cost of goods sold, as required under US GAAP. The effect of the change is an increase in the cost of goods sold, which is offset in full by a decrease in the same amount in the sales and marketing expense, resulting in a lower gross profit and unchanged operating and net profit.

The amount of royalties included in the cost of goods sold in 2001 and 2000 was $8.3 million and $6.7 million, respectively. Due to the new method of recording royalties expenses, the gross profit margin in 2000 decreased from 26.2% to 25.0%.

Research and Development ("R&D")

As a company whose main business is the development of technologies, systems and products, the Company continually invests in research and development in order to maintain and further advance its technologies, in accordance with a long-term plan, based on estimated market needs.

Gross R&D expenses in 2001 totaled $69.2 million (9.0% of revenues), as compared with $53.3 million (9.0% of revenues) in 2000.

Net R&D expenses (after deduction of the OCS participation) in 2001 totaled $60.1 million (7.9% of revenues), as compared to $44.3 million (7.5% of revenues) in 2000.

. The increase in the R&D expense in 2001 was due mainly to the inclusion for the first time in the third quarter of 2000 of the expenses of El-Op and the subsidiaries held by El-Op prior to the merger.

In September 2001, the OCS issued its new "Regulations for the Encouragement of Research and Development in Industry" (rules for determining the level and payment of royalties). The regulations allow large R&D intensive companies to reach certain agreements with the OCS regarding determination of the amount and payment schedule of royalties, subject to certain conditions.

The Company is evaluating the effect of the new regulations, and it estimates that certain changes will take place in the manner in which the OCS participates in the future in the R&D costs of the Company and El-Op, as well as in the manner in which the royalties will be calculated in the future. The Company estimated in the past that as a result of these changes the Company and El-Op could have, if they elected to participate in the new arrangement, a significant one-time expense resulting from recording a liability for one-time payment of royalties to the OCS based on the OCS's past participation and forecasted royalties.

Subsequent to balance sheet date the OCS has offered to include El-Op in the new program, and suggested that El-Op will pay an amount of $10.6 million. The acceptance of the OCS's proposal and the final amount to be paid by El-Op is subject to the approval of its Board of Directors.

The Company has not yet concluded its discussions with the OCS, regarding the terms of any agreement, if applicable to the Company, and its effect on the Company have not yet been determined.

Marketing and Selling Expenses

Marketing and selling expenses in 2001 were $54.9 million (7.2% of revenues), as compared to $38.4 million (6.5% of revenues) in 2000.

The increase in the marketing and selling expenses in the reported periods was due mainly to the inclusion of the expenses of El-Op and the subsidiaries held by El-Op prior to the merger, starting in the third quarter of 2000, and the increased revenue level. The marketing and sales expense increased also as a percentage of revenues, due to the higher level of resources required to generate new sales.

The marketing and sales expenses in the reported periods reflect the changes in the classification of royalties expenses discussed in the gross profit section above.

General and Administrative Expenses (G&A)

Reported G&A expenses in 2001 were $43.5 million (or 5.7% of revenues), as compared to $26.3 million, (or 4.4% of revenues) in 2000.

As mentioned above, the increase in the Company's market value in 2001 affected its compensation costs due to its share price linked programs.

Excluding the share price linked compensation costs in 2001, G&A expenses in 2001 were $38.3 million (5.0% of revenues), as compared to $26.3 million (4.4% of revenues) in 2000.

The changes in the G&A expenses in 2001 resulted mainly from the consolidation of El-Op and subsidiaries held by El-Op prior to the merger, starting in the third quarter of 2000.

The Company expects that G&A expenses will continue to be affected in the future by the Company's share price.

Operating Income

As a result of all of the above, reported operating income in 2001 was $52.0 million (6.8% of revenues), as compared to a loss of $12.8 million in 2000.

Excluding share price linked compensation costs in 2001, operating income totaled $61.2 million in 2001 (8.0 % of revenues) as compared to operating income of $49.3 million (8.3% of revenues) excluding write-off of in-process R&D and non-frequent charges due to the Company's restructuring program in 2000.

The Company expects that operating income will continue to be affected in the future by changes in the Company's share price due to the Company's share price linked compensation program.

Finance Income (Expense), Net

Finance expense, net, in 2001 was $2.6 million, as compared to $0.1 million finance income, net, in 2000.

The decrease in the finance income, net, resulted mainly from an increase in the Company's loans, principally as a result of the consolidation of El-Op and its subsidiary companies starting in the third quarter 2000, as well as by the increased financing required for the higher level of revenues, operating assets and investments made by the Company. Consequently, as the Company's finance income in 2001 remained similar to that of 2000, the increased finance expenses caused the change in the net finance income.

Taxes on Income

Provision for taxes for 2001 was approximately $11.0 million as compared to a provision for taxes, excluding the effect of the write-off and the restructuring expenses, of $11.5 million in 2000.

The Company's tax rate in 2001 was 21.9% as compared to 23.3% in 2000. The change in the tax rate was due mainly to the mix of the tax rates in the various tax jurisdictions in which the companies generating the taxable income operate. The Company's tax rate represents the weighted average tax rate to which the Company and its subsidiaries are subject.

The Company estimates that its tax assessments for the years ended 1999 and 2000 in Israel and other jurisdictions will be finalized in 2002, and estimates that its provisions will be sufficient to cover the liabilities arising from such assessments.

Net Income and Earnings Per Share ("EPS")

Reported net income in 2001 was $40.8 million (5.3% of revenues) as compared to a net loss of $20.5 million in 2000. Reported fully diluted EPS, was $1.04, in 2001, as compared to a net loss per share of $0.65 in 2000.

Net earnings in 2001, excluding share price linked compensation costs (net), were $47.9 million (6.3% of revenues), as compared to $36.3 million (6.1% of revenues) in 2000, excluding write-off of in-process R&D and non-frequent charges due to the Company's restructuring program in 2000.

Excluding share price linked compensation costs (net) fully diluted EPS in 2001 was $1.22, as compared to $1.12 in 2000, excluding write-off of in-process R&D and non-frequent expenses in 2000.

The number of shares used for computation of fully diluted EPS in 2001 was approximately 39.4 million shares as compared to approximately 32.2 million shares in 2000. The increase in the number of shares was due mainly to the share issuance made in the third quarter of 2000, in connection with the El-Op merger as well as to the exercise of 0.6 million options in 2001 and the effect of the appreciation in the Company's share price on the computation of the fully diluted number of shares.

I. Quarterly Data

Three Months Ended December 31, 2001 Compared to Three Months Ended December 31, 2000

Revenues in the quarter ended December 31, 2001 were $224.8 million, as compared to $211.8 million in the fourth quarter of 2000, increase of 6.1%.

The following table sets forth the Company's revenue distribution by business lines:

	Three months ended December 31, 2001	Three months ended December 31, 2000
	(In $ millions)	
Airborne systems	95.1	81.1
Armored vehicles systems	32.3	26.7
C^3 systems	31.2	34.3
Electro-optics	58.7	66.5
Other	7.5	3.2
	224.8	**211.8**

The following table sets forth the Company's revenue distribution by geographical regions (in percentage):

	Three months ended December 31, 2001	Three months ended December 31, 2000
Israel	34%	29%
United States	25%	32%
Europe	24%	13%
Other countries	17%	26%

Reported gross profit in the three-month period ended December 31, 2001 was $59.5 million, as compared to $56.0 million in the three-month period ended December 31, 2000. The reported gross profit margin in the three months ended December 31, 2001 was 26.5%, similar to the margin in the comparable period in 2000.

Gross profit in the three-month period ended December 31, 2001 (excluding share price linked compensation costs) was $61.0 million, (gross profit margin of 27.1%) as compared to $56.0 million (gross profit margin of 26.5%) in the three-month period ended December 31, 2000.

The cost of goods sold in the reported periods includes royalties expenses as discussed above.

Gross research and development expenses in the three-month period ended December 31, 2001 totaled $20.3 million (9.0% of revenues), as compared to $17.3 million (8.2% of revenues) in the three-month period ended December 31, 2000. Net research and development expenses (after deduction of the OCS participation) in the three-month period ended December 31, 2001 totaled $19.1 million (8.5% of revenues), as compared with $14.8 million (7.0% of revenues) in the comparable period in 2000. As mentioned above, is the Company expects that certain changes may take place in connection with the OCS programs.

In the fourth quarter of 2001, marketing and selling expenses were $16.3 million (7.2% of revenues), as compared to $14.3 million (6.8% of revenues) in the comparable period in 2000. The increase in marketing and sales expenses was due mainly to the increase in revenues, and to the continued efforts of the Company to generate new business. Marketing and sales expenses have been adjusted to eliminate the royalties expenses, as discussed above.

Reported general and administrative expenses in the fourth quarter of 2001 were $14.7 million (6.5% of revenues), as compared to $9.2 million (4.3% of revenues) in the fourth quarter of 2000. Excluding share price linked compensation costs, G&A expenses in the fourth quarter of 2001 were $11.9 million, as compared to $9.2 million in the fourth quarter of 2000. As percentage of revenues, G&A expenses in 2001 (excluding share price linkedcompensation costs) were 5.3%, as compared to 4.3% in the comparable period in 2000.

Reported operating income in the fourth quarter of 2001 was $9.4 million (4.2% of revenues) as compared to $17.8 million (8.4% of revenues) in the fourth quarter of 2000. Excluding share price linked compensation costs, operating income in the fourth quarter of 2001 was $14.7 million (6.6% of revenues) as compared to $17.8 million (8.4% of revenues) in the fourth quarter of 2000.

The Company had financing expenses of $1.9 million in the fourth quarter of 2001, as compared to financing expenses of $1.0 million in the comparable period in 2000. The change in finance expenses was caused mainly by an increase in borrowing, in order to finance short-term assets and investments, as well as due to delays in receipt of certain payments from a customer, that were received later then expected.

Provision for taxes in the fourth quarter of 2001 was $2.1 million, as compared to $3.4 million in the comparable period in 2000. The effective tax rate in the fourth quarter of 2001 was 24.5%, as compared to 20.2% in the fourth quarter of 2000. The tax rate in the fourth quarter of 2001 increased as a result of the mix of the tax rates paid by the Company and its subsidiaries in the various tax jurisdictions in which they operate.

Reported net income in the fourth quarter of 2001 was $7.7 million (3.4% of revenues) as compared to $13.3 million (6.3% of revenues) in the fourth quarter of 2000. Reported fully diluted EPS in the three-month period ended December 31, 2001 was $0.19 as compared to $0.35 in the three-month period ended December 31, 2000.

Net earnings, excluding share price linked compensation costs (net), in the fourth quarter of 2001 were $11.7 million (5.2% of revenues) as compared to $13.3 million (6.3% of revenues) in the fourth quarter of 2000.

Fully diluted EPS, excluding share price linked compensation costs (net), in the three-month period ended December 31, 2001 was $0.29 as compared to $0.35 in the three-month period ended December 31, 2000.

The number of shares which was used in the computation of fully diluted EPS in the fourth quarter of 2001 was approximately 40.1 million shares, as compared to 38.3 million shares in the fourth quarter of 2000. The increase in the number of shares was due mainly to the exercise of options and the effect of the increase in the Company's share price on the computation of the fully diluted number of shares.

J. Liquidity and Capital Resources

The Company's cash flows are effected by the cumulative cash flows of its various projects in the reported periods. Project cash flows are affected by the timing of the receipt of advances and the collection of accounts receivable from customers, which relate to specific events during the project, while expenses are continuous.

The Company's policy is to invest its cash surplus primarily in interest bearing deposits in accordance with its projected needs.

The resources available to the Company include mainly profits, collection of accounts receivable, advances from customers, and Government of Israel programs, such as the OCS and development grants. In addition, the Company has access to bank credit lines in Israel and abroad based on its capital, assets and activities. The Company also has the ability to raise funds through the offering of shares and debentures to the public from time to time.

The Company's net cash flows provided in operating activities in 2001 were $43.7 million, resulting mainly from net earnings, non-cash expenses and increase in accounts payable, which was partly offset by an increase in inventories and accounts receivable.

Net cash flows used in investing activities in 2001 were $44.7 million, which were used mainly for procurement of fixed assets.

Net cash flows used in financing activities in 2001 were $6.7 million, which were used mainly for repayment of debts and dividend payments. The use of funds was partly offset by receipt of new long-term debt.

On December 31,2001 the Company had working capital of $ 123.9 million, its current ratio was 1.32 and its equity ratio was 41.7%

K. Derivatives and Hedges

The Company's functional currency is the U.S. dollar.

Market risks relating to the Company's operations result primarily from changes in interest rates and exchange rates. The Company typically uses financial instruments to limit exposure. The Company typically enters into forward contracts in connection with transactions that are denominated in currencies other then US$ and New Israeli Shekels ("NIS"). The Company may enter from time to time into forward contracts related to NIS, based on market conditions.

On December 31, 2001, the Company's liquid assets were held in bank deposits, and it had no liquid equity investments that may be subject to market fluctuations. The Company's financial assets and liabilities are based on floating interest rates, and their value as of December 31, 2001 is therefore not exposed to change in interest rates.

The Company's functional currency is the U.S. dollar. On December 31, 2001, the Company had exposure due to liabilities denominated in NIS of $25 million in excess of its NIS denominated assets.

Most of the Company's assets and liabilities which are denominated in currencies other than the NIS and the U.S. dollar were covered as of December 31, 2001 by financial instruments (mostly forwarded contracts). On December 31, 2001 the Company had contracts for the sale and purchase of such foreign currencies totaling $12.7 million. The results of financial derivative activities were not material.

L. Dividends

The Board of Directors declared on March 24, 2002 a dividend of $0.08 per share. The total dividend paid for 2001 was $0.32 per share.

Forward looking statements with respect to the Company's business, financial condition and results of operations in this document are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed from time to time in the Company's SEC filings.

* * * *